Exhibit 99.3

UNITED UTILITIES NAMED AS PREFERRED SUPPLIER TO PROVIDE SERVICES TO FUJITSU SERVICES FOR WALSALL COUNCIL

Through a subcontract currently under negotiation with Fujitsu Services, Vertex and United Utilities Contract Solutions, United Utilities' non-regulated outsourcing businesses, have been named as preferred suppliers to assist in providing Walsall Council with services to meet its modernisation and efficiency agendas.

Working as a subcontractor to Fujitsu Services, Vertex will manage and re-engineer a number of Walsall's business processes, ranging from administration and customer services to revenues and benefits and human resources. United Utilities Contract Solutions will provide property and facilities management services across the Councils' portfolio of buildings.

The twelve-year subcontract is expected to be worth several hundred million pounds in total to United Utilities, and formal contract signature is expected in early 2005.

Chief Executive of United Utilities, John Roberts, said:

“We are delighted to have been named as preferred supplier for this subcontract, which is similar in scope to our recently announced deal with Thurrock Council. Together with our Westminster City Council contract, Vertex is involved in three of the largest local government business process outsourcing deals ever let.

“By working together Vertex and United Utilities Contract Solutions are able to offer a broader spectrum of services to clients. Through this contract we're targeting a number of other business opportunities."

United Utilities' Contacts:

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

Vertex provides business process services to utilities, local and central government and the service segment of the private sector. It specialises in transforming front and back-office processes and the management of customer relationships. Vertex's clients include Powergen, Westminster City Council, the Department for Work and Pensions, Orange, Marks and Spencer, Hydro-One, the trainline and Tesco.

United Utilities Contract Solutions is one of the leading infrastructure management companies in the UK, serving over 11 million customers here and overseas. It operates the assets of Welsh Water (where it has recently been chosen as a preferred partner for the next 15 years) and is helping Scottish Water to deliver its capital investment programme, as well as running operations in Central Europe, Australia and the Philippines.